Exhibit 1

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX REPORTS THIRD-QUARTER 2011 RESULTS

MONTERREY, MEXICO, OCTOBER 26, 2011– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales increased by 5% during the third quarter of 2011 to approximately U.S.$3.9 billion versus the comparable period in 2010. Operating EBITDA increased by 1% during the third quarter of 2011 to U.S.$658 million versus the same period in 2010.

CEMEX’s Consolidated Third-Quarter 2011 Financial and Operational Highlights

•	The increase in consolidated net sales was due to higher sales mainly from our operations in Northern Europe, South/Central America and the Caribbean, and the United States.

•	The infrastructure and residential sectors were the main drivers of demand in most of our markets.

•	Free cash flow after maintenance capital expenditures for the quarter was U.S.$263 million, compared with U.S.$250 million in the same quarter of 2010.

•	Operating income in the third quarter increased by 7%, to U.S.$305 million, from the comparable period in 2010.

Fernando A. González, Executive Vice President of Finance and Administration, said: “This is the fourth consecutive quarter of top-line growth in our results. We also saw stable consolidated pricing on a quarter-on-quarter basis in local-currency terms. We are particularly pleased with the quarterly performance of our operations in the Northern Europe and the South, Central American and Caribbean regions.

We have raised U.S.$80 million in asset sales during the first nine months of this year and expect to raise an additional U.S.$100 to U.S.$200 million during the fourth quarter. We estimate total proceeds from asset sales will reach U.S.$1 billion by the end of 2012.

We also continue to be confident in our ability to meet all of our financial obligations. We have also prepaid all of maturities under our Financial Agreement until December 2013 and proactively bolstered our liquidity needs.”

Consolidated Corporate Results

During the third quarter of 2011, the controlling interest net loss was primarily driven by material adverse changes in the currency and equity markets. Of the U.S.$732 million year-over-year difference in controlling interest net loss, about 70% is non cash. In addition, about 85% of this difference is explained by two lines in the income statement:

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A foreign exchange loss, which during the quarter was U.S.$217 million and due mainly to the depreciation of the Euro and the Mexican peso versus the U.S. dollar. Most of these losses are non-cash and are related primarily to intercompany operations; and

•	A loss on financial instruments of U.S.$339 million during the quarter, related mainly to equity derivatives on CEMEX shares, and half of which is also non cash.

Geographical Markets Third Quarter 2011 Highlights

Net sales in our operations in Mexico decreased 1% in the third quarter of 2011 to U.S.$856 million, compared with U.S.$868 million in the third quarter of 2010. Operating EBITDA of U.S.$285 million was flat versus the same period of last year.

CEMEX’s operations in the United States reported net sales of U.S.$713 million in the third quarter of 2011, up 4% from the same period in 2010. Operating EBITDA was a loss of U.S.$10 million in the quarter.

In Northern Europe, net sales for the third quarter of 2011 increased 9% to U.S.$1.30 billion, compared with U.S.$1.19 billion in the third quarter of 2010. Operating EBITDA was U.S.$170 million for the quarter, 13% higher than the same period last year.

Third-quarter net sales in the Mediterranean region were U.S.$424 million, 5% lower compared with U.S.$448 million during the third quarter of 2010. Operating EBITDA decreased 28% to U.S.$104 million for the quarter versus the comparable period in 2010.

CEMEX’s operations in South/Central America and the Caribbean reported net sales of U.S.$453 million during the third quarter of 2011, representing an increase of 24% over the same period of 2010. Operating EBITDA increased 33% to U.S.$144 million in the third quarter of 2011, from U.S.$108 million in the third quarter of 2010.

Operations in Asia reported a 5% increase in net sales for the third quarter of 2011, to U.S.$130 million, versus the third quarter of 2010, and operating EBITDA for the quarter was U.S.$20 million, down 32% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.